Exhibit 7.3

Minneapolis • Denver

Michael L. Weaver (612) 371-3987 mweaver@lindquist.com www.lindquist.com	4200 IDS Center 80 South Eighth Street Minneapolis, MN 55402-2274 Phone: (612) 371-3211 Fax: (612) 371-3207

January 27, 2009

Via e-mail and U.S. Mail

Mr. William E. Hanigan Mr. Judd W. Vande Voort Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C. 666 Grand Avenue, Suite 2000 Des Moines, IA 50309-2510	Hanigan@brownwinick.com Vandevoort@brownwinick.com

Re:          Glacial Lakes Energy

Gentlemen:

We write to follow up our correspondence to Mr. Vande Voort on January 13, 2009, in which we objected to the board action taken by Granite Falls Energy with respect to the 6,500 membership units owned by Glacial Lakes Energy, LLC.

We continue to believe that the Granite Falls’ board action directly contradicts the purchase agreement entered into by Glacial Lakes and Fagen, Inc. covering the sale and purchase of 2,000 of the GFE units owned by Glacial Lakes.  We also believe that the board action contradicts applicable law and your client’s own policies and procedures regarding membership unit transfers.  Further, we do not believe it is advisable for Granite Falls Energy to make filings with the SEC, including your upcoming 10-K annual report and proxy materials for the Granite Falls annual meeting, based on a position that we believe is unsupportable and unreasonable.

The actions of Granite Falls Energy and its board governors interferes with the Glacial Lakes — Fagen purchase agreements and has diminished the value of Glacial Lake Energy, LLC’s membership units in Granite Falls Energy.  Further, we believe that SEC filings based on actions taken in known violation of your own policies and procedures regarding membership unit transfers these actionsGranite Falls’ actions your actions in knowing contradiction t because there is no basis in law or fact for the actions taken by Granite Falls Energy and its governors o will contain material misstatements made that are based on such knowing in either law We also believe that Granite Falls’ actions will essentially cause you to make material misstatements in your SEC filings, and will cause substantial confusion within your membership.

We hereby demand that Granite Falls Energy immediately take action to rescind the board action, and to reinstate the two board appointees from Glacial Lakes Energy to which they are entitled.

Please be advised that if we do not receive an affirmative response from you by 5 pm CST today (January 27) that Granite Falls Energy and its board will rescind its action, and a time by which it will take such action as is reasonably acceptable to Glacial Lakes Energy, we will pursue all actions and remedies that are available to Glacial Lakes Energy, LLC to require Granite Falls Energy to do so

Very truly yours,

/s/ Michael L. Weaver